Exhibit 99.1

JOYY Reports Third Quarter 2024 Unaudited Financial Results

Singapore, November 27, 2024 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the third quarter of 2024.

Third Quarter 2024 Financial Highlights1

• Net revenues were US$558.7 million, compared to US$567.1 million in the corresponding period of 2023.

• Net income attributable to controlling interest of JOYY2 was US$60.6 million, compared to US$72.9 million in the corresponding period of 2023.

• Non-GAAP net income attributable to controlling interest and common shareholders of JOYY3 was US$61.2 million, compared to US$81.2 million in the corresponding period of 2023.

Third Quarter 2024 Operational Highlights

• Average mobile MAUs of Bigo Live was 36.5 million, compared to 40.3 million in the corresponding period of 2023.

• Average mobile MAUs of Likee was 33.9 million, compared to 41.0 million in the corresponding period of 2023, primarily due to disciplined spending on user acquisition via advertisement.

• Average mobile MAUs of Hago was 4.3 million, compared to 5.0 million in the corresponding period of 2023, primarily due to disciplined spending on user acquisition via advertisement.

• Global average mobile MAUs4 was 272.4 million, compared to 276.8 million in the corresponding period of 2023.

• Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 was 1.62 million, compared to 1.61 million in the corresponding period of 2023.

• Average revenue per paying user, or ARPPU, of BIGO (including Bigo Live, Likee and imo)6 was US$231.4, compared to US$253.4 in the corresponding period of 2023.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “During the third quarter, we continued to execute effectively on our strategic priorities, cultivating our global social and content ecosystem and enhancing our global operational capabilities and efficiencies, which yielded solid results. Our group’s GAAP and non-GAAP operating income was US$16.4 million and US$34.9 million respectively, up by 623.5% and 16.4% on a quarterly basis. During the third quarter, we continued to cultivate long-run initiatives that will further diversify our revenue. Our group’s non-livestreaming revenues grew by 13.1% to US$119.2 million quarter-over-quarter, contributing 21.3% of the group’s total revenue in the third quarter. In addition, we reaffirmed our commitment to shareholder returns by repurchasing an additional US$117.8 million worth of our shares during the quarter.”

“Looking ahead, we remain focused on enhancing user experiences through product innovation, advancing operational excellence across our global footprint, and further diversifying our revenue streams. Supported by our strong cash flow and healthy financial position, we are well-positioned to deliver sustainable, profitable growth and create lasting value for our shareholders.”

Third Quarter 2024 Financial Results

NET REVENUES

Net revenues were US$558.7 million in the third quarter of 2024, compared to US$567.1 million in the corresponding period of 2023.

Live streaming revenues were US$439.5 million in the third quarter of 2024, compared to US$495.8 million in the corresponding period of 2023. The decrease was mainly the result of decreased ARPPU of BIGO, and certain adjustments to our audio livestreaming products.

Other revenues increased by 67.2% to US$119.2 million in the third quarter of 2024 from US$71.3 million in the corresponding period of 2023, primarily due to the substantial growth of our advertisement revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 2.1% to US$350.5 million in the third quarter of 2024 from US$357.9 million in the corresponding period of 2023. BIGO’s cost of revenues increased by 4.5% to US$312.6 million, primarily due to increased revenue-sharing fees and content costs, driven by increased traffic acquisition costs paid to third-party partners in relation to our expanding advertising business. All other’s cost of revenues decreased by 35.3% to US$38.1 million, consistent with the decline in segment revenue.

Gross profit was US$208.1 million in the third quarter of 2024, compared to US$209.2 million in the corresponding period of 2023. Gross margin was 37.3% in the third quarter of 2024, compared to 36.9% in the corresponding period of 2023.

OPERATING EXPENSES AND INCOME

Operating expenses were US$192.0 million in the third quarter of 2024, compared to US$191.3 million in the corresponding period of 2023. Among the operating expenses, sales and marketing expenses decreased to US$83.5 million for the third quarter of 2024 from US$92.5 million in the corresponding period of 2023, primarily due to the Company’s optimization of overall sales and marketing strategies across various product lines to be more focused on return-on-investment and effectiveness of user acquisition. General and administrative expenses increased to US$36.1 million for the third quarter of 2024 from US$27.1 million in the corresponding period of 2023, primarily due to increases in salary and welfare for general and administrative personnel.

Operating income was US$16.4 million in the third quarter of 2024, compared to US$12.0 million in the corresponding period of 2023. Operating income margin was 2.9% in the third quarter of 2024, compared to 2.1% in the corresponding period of 2023.

Non-GAAP operating income7 was US$34.9 million in the third quarter of 2024, compared to US$40.4 million in the corresponding period of 2023.

Non-GAAP operating income margin8 was 6.2% in the third quarter of 2024, compared to 7.1% in the corresponding period of 2023.

NET INCOME

Net income attributable to controlling interest of JOYY was US$60.6 million in the third quarter of 2024, compared to US$72.9 million in the corresponding period of 2023. Net income margin was 10.8% in the third quarter of 2024, compared to 12.9% in the corresponding period of 2023.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$61.2 million in the third quarter of 2024, compared to US$81.2 million in the corresponding period of 2023. Non-GAAP net income margin9 was 10.9% in the third quarter of 2024, compared to non-GAAP net income margin of 14.3% in the corresponding period of 2023.

NET INCOME PER ADS

Diluted net income per ADS10 was US$1.05 in the third quarter of 2024, compared to US$1.86 in the corresponding period of 2023.

Non-GAAP diluted net income per ADS11 was US$1.07 in the third quarter of 2024, compared to US$1.22 in the corresponding period of 2023.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2024, the Company had net cash12 of US$3,302.1 million, compared with US$3,357.9 million as of December 31, 2023. For the third quarter of 2024, net cash from operating activities was US$61.1 million.

SHARES OUTSTANDING

As of September 30, 2024, the Company had a total of 1,076.6 million common shares outstanding, representing the equivalent of 53.8 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the fourth quarter of 2024, the Company expects net revenues to be between US$546 million and US$563 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Share Repurchase Program

During the quarter ended September 30, 2024, the Company repurchased 3.43 million of its ADSs for a total of US$117.8 million on the open market. During the first three quarters of 2024, the Company has repurchased 7.31 million of its ADSs for a total of US$243.7 million.

Pursuant to the share repurchase program which was extended by the board of directors in August 2024, the Company may repurchase up to US$400 million of its shares until the end of November 2025. As of September 30, 2024, the Company has utilized US$117.8 million under the program.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, November 26, 2024 (10:00 AM Singapore/Hong Kong Time on Wednesday, November 27, 2024). Details for the conference call are as follows:

Event Title: JOYY Inc. Third Quarter 2024 Earnings Conference Call

Conference ID: #10043422

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10043422-tuhgyr.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through December 4, 2024, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10043422

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; the developments in the sale of YY Live; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (“Baidu”), subsequently amended on February 7, 2021. Pursuant to the agreements, Baidu would acquire JOYY’s video-based entertainment live streaming business in mainland China, which the Company refers to as YY Live, including the YY mobile app, the YY.com website and the YY PC app, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals from government authorities. As a result, YY Live’s historical results were presented in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live’s business since February 8, 2021. On January 1, 2024, the Company received a written notice from an affiliate of Baidu, purporting to terminate the share purchase agreement. Baidu asserted in the written notice that it has and exercised the right to terminate the referenced share purchase agreement and effectively cancel the transaction. The Company is in discussion with Baidu on the next steps following the termination of the share purchase agreement. The Company is also seeking legal advice and will consider all options at its disposal in response to Baidu’s written notice and expressly reserve all rights. From January 1, 2024 to the date of this press release, the Company has not obtained control of YY Live and has not consolidated YY Live. To the date of this press release, the latest development of the transaction has not affected the Company’s operating activities or financial results.

The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended September 30, 2023, June 30, 2024 and September 30, 2024 and for the nine months ended September 30, 2023 and September 30, 2024, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$0.6 million and US$8.3 million in the third quarter of 2024 and 2023, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

12 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments and long-term deposits, less convertible bonds and short-term and long-term loans.

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	September 30,
	2023	2024
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,063,956	481,763
Restricted cash and cash equivalents	319,250	396,377
Short-term deposits	1,970,346	1,791,808
Restricted short-term deposits	57,243	35,143
Short-term investments	274,846	191,578
Accounts receivable, net	130,700	129,337
Amounts due from related parties	810	740
Prepayments and other current assets(1)	255,489	260,412
Total current assets	4,072,640	3,287,158
Non-current assets
Long-term deposits	130,000	460,000
Investments	544,542	567,504
Property and equipment, net	390,681	462,916
Land use rights, net	316,070	313,075
Intangible assets, net	333,715	291,004
Right-of-use assets, net	30,173	23,295
Goodwill	2,649,281	2,649,297
Other non-current assets	16,763	25,894
Total non-current assets	4,411,225	4,792,985
Total assets	8,483,865	8,080,143
Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	52,119	54,523
Accounts payable	66,755	91,483
Deferred revenue	73,673	72,321
Advances from customers	6,047	4,628
Income taxes payable	86,100	79,338
Accrued liabilities and other current liabilities(1)	2,381,189	2,380,130
Amounts due to related parties	2,533	1,896
Lease liabilities due within one year	12,388	11,721
Convertible bonds	405,603	-
Total current liabilities	3,086,407	2,696,040
Non-current liabilities
Lease liabilities	18,422	11,881
Deferred revenue	12,932	13,284
Deferred tax liabilities	53,955	48,897
Total non-current liabilities	85,309	74,062
Total liabilities	3,171,716	2,770,102

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	September 30,
	2023	2024
	US$	US$
Mezzanine equity	22,133	23,333
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 890,843,639 shares outstanding as of December 31, 2023; 1,317,840,464 shares issued and 750,061,822 shares outstanding as of September 30, 2024, respectively)	9	8
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	3	3
Treasury shares (US$0.00001 par value; 426,996,825 and 567,778,642 shares held as of December 31, 2023 and September 30, 2024, respectively)	(913,939)	(1,157,649)
Additional paid-in capital	3,282,754	3,340,387
Statutory reserves	37,709	37,686
Retained earnings	2,947,160	3,104,051
Accumulated other comprehensive loss	(197,010)	(167,269)
Total JOYY Inc.’s shareholders’ equity	5,156,686	5,157,217
Non-controlling interests	133,330	129,491
Total shareholders’ equity	5,290,016	5,286,708
Total liabilities, mezzanine equity and shareholders’ equity	8,483,865	8,080,143

(1) JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits. Correspondingly, the advanced payments received has been recorded as accrued liabilities and other current liabilities.

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	495,801	459,730	439,482	1,493,175	1,365,603
Others	71,268	105,398	119,172	204,856	322,739
Total net revenues	567,069	565,128	558,654	1,698,031	1,688,342
Cost of revenues(2)	(357,914)	(366,189)	(350,536)	(1,086,482)	(1,085,922)
Gross profit	209,155	198,939	208,118	611,549	602,420
Operating expenses(2)
Research and development expenses	(71,608)	(69,856)	(72,360)	(222,923)	(211,255)
Sales and marketing expenses	(92,515)	(88,132)	(83,524)	(277,319)	(266,294)
General and administrative expenses	(27,139)	(40,686)	(36,073)	(88,074)	(108,502)
Total operating expenses	(191,262)	(198,674)	(191,957)	(588,316)	(586,051)
(Loss) gain on deconsolidation and disposal of subsidiaries	(6,177)	1,643	-	(6,177)	1,643
Other income	333	361	255	6,963	4,216
Operating income	12,049	2,269	16,416	24,019	22,228
Interest expenses	(2,139)	(1,864)	(535)	(8,305)	(4,535)
Interest income and investment income	47,330	46,702	41,067	138,067	136,696
Foreign currency exchange (losses) gains, net	(5,143)	1,125	(10,742)	5,252	(8,849)
(Loss) gain on disposal and deemed disposal of investments	(2,673)	-	-	74,851	-
Gain (loss) on fair value change of investments	7,112	(619)	9,281	6,162	9,647
Income before income tax expenses	56,536	47,613	55,487	240,046	155,187
Income tax expenses	(3,001)	(2,628)	(6,279)	(16,541)	(13,444)
Income before share of income in equity method investments, net of income taxes	53,535	44,985	49,208	223,505	141,743
Share of income in equity method investments, net of income taxes	11,545	2,805	6,746	8,824	2,156
Net income	65,080	47,790	55,954	232,329	143,899
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	7,812	4,276	4,603	23,652	14,010
Net income attributable to controlling interest of JOYY Inc.	72,892	52,066	60,557	255,981	157,909
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,566)	(347)	(347)	(4,698)	(1,041)
Cumulative dividend on subsidiary’s Series A Preferred Shares	-	-	-	(2,000)	-
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	52,583	-	-	52,583	-
Net income attributable to common shareholders of JOYY Inc.	123,909	51,719	60,210	301,866	156,868

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net income per ADS
—Basic	1.99	0.87	1.06	4.53	2.65
—Diluted	1.86	0.83	1.05	4.11	2.55

Weighted average number of ADS used in calculating net income per ADS
—Basic	62,266,339	59,537,049	56,573,411	66,633,991	59,287,792
—Diluted	67,669,387	64,101,951	57,220,581	75,061,963	62,803,046

(1) Revenues by geographical areas were as follows:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Developed countries and regions	252,089	306,099	306,633	701,872	903,768
Middle East	108,299	75,530	77,152	338,257	240,140
Mainland China	74,525	62,604	57,952	278,939	180,357
Southeast Asia and others	132,156	120,895	116,917	378,963	364,077

Note: Developed countries and region mainly included the United States of America, Great Britain, Japan, South Korea and Australia. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Cost of revenues	493	778	(16)	2,754	1,425
Research and development expenses	4,108	3,282	2,960	15,395	9,634
Sales and marketing expenses	110	108	193	664	432
General and administrative expenses	1,586	2,183	1,778	5,921	5,903

JOYY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Operating income	12,049	2,269	16,416	24,019	22,228
Share-based compensation expenses	6,297	6,351	4,915	24,734	17,394
Amortization of intangible assets from business acquisitions	15,890	13,590	13,540	47,670	42,262
Impairment of investments	-	9,386	-	-	9,386
Loss (gain) on deconsolidation and disposal of subsidiaries	6,177	(1,643)	-	6,177	(1,643)
Non-GAAP operating income	40,413	29,953	34,871	102,600	89,627
Net income	65,080	47,790	55,954	232,329	143,899
Share-based compensation expenses	6,297	6,351	4,915	24,734	17,394
Amortization of intangible assets from business acquisitions	15,890	13,590	13,540	47,670	42,262
Impairment of investments	-	9,386	-	-	9,386
Loss (gain) on deconsolidation and disposal of subsidiaries	6,177	(1,643)	-	6,177	(1,643)
Loss (gain) on disposal and deemed disposal of investments	2,673	-	-	(74,851)	-
(Gain) loss on fair value change of investments	(7,112)	619	(9,281)	(6,162)	(9,647)
Interest expenses related to the convertible bonds’ amortization to face value	238	198	-	1,344	435
Income tax effects on non-GAAP adjustments	(4,070)	(1,883)	(1,574)	(9,509)	(5,679)
Reconciling items on the share of equity method investments	(10,521)	(3,700)	(6,167)	(13,369)	(5,433)
Non-GAAP net income	74,652	70,708	57,387	208,363	190,974
Net income attributable to common shareholders of JOYY Inc.	123,909	51,719	60,210	301,866	156,868
Share-based compensation expenses	6,297	6,351	4,915	24,734	17,394
Amortization of intangible assets from business acquisitions	15,890	13,590	13,540	47,670	42,262
Impairment of investments	-	9,386	-	-	9,386
Loss (gain) on deconsolidation and disposal of subsidiaries	6,177	(1,643)	-	6,177	(1,643)
Loss (gain) on disposal and deemed disposal of investments	2,673	-	-	(74,851)	-
(Gain) loss on fair value change of investments	(7,112)	619	(9,281)	(6,162)	(9,647)
Interest expenses related to the convertible bonds’ amortization to face value	238	198	-	1,344	435
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	1,566	347	347	6,698	1,041
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	(52,583)	-	-	(52,583)	-
Income tax effects on non-GAAP adjustments	(4,070)	(1,883)	(1,574)	(9,509)	(5,679)
Reconciling items on the share of equity method investments	(10,521)	(3,700)	(6,167)	(13,369)	(5,433)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(1,311)	(949)	(819)	(3,693)	(2,574)
Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	81,153	74,035	61,171	228,322	202,410
Non-GAAP net income per ADS
—Basic	1.30	1.24	1.08	3.43	3.41
—Diluted	1.22	1.17	1.07	3.12	3.26
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	62,266,339	59,537,049	56,573,411	66,633,991	59,287,792
—Diluted	67,669,387	64,101,951	57,220,581	75,061,963	62,803,046

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	417,762	21,720	-	439,482
Others	78,247	41,317	(392)	119,172
Total net revenues	496,009	63,037	(392)	558,654
Cost of revenues(2)	(312,561)	(38,050)	75	(350,536)
Gross profit	183,448	24,987	(317)	208,118
Operating expenses(2)
Research and development expenses	(44,884)	(27,702)	226	(72,360)
Sales and marketing expenses	(61,582)	(21,968)	26	(83,524)
General and administrative expenses	(14,249)	(21,889)	65	(36,073)
Total operating expenses	(120,715)	(71,559)	317	(191,957)
Other income	6	249	-	255
Operating income (loss)	62,739	(46,323)	-	16,416
Interest expenses	(1,335)	(117)	917	(535)
Interest income and investment income	13,107	28,877	(917)	41,067
Foreign currency exchange losses, net	(10,290)	(452)	-	(10,742)
Gain on fair value change of investments	5,466	3,815	-	9,281
Income (loss) before income tax (expenses) benefits	69,687	(14,200)	-	55,487
Income tax (expenses) benefits	(6,408)	129	-	(6,279)
Income (loss) before share of income in equity method investments, net of income taxes	63,279	(14,071)	-	49,208
Share of income in equity method investments, net of income taxes	-	6,746	-	6,746
Net income (loss)	63,279	(7,325)	-	55,954

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	(261)	245	(16)
Research and development expenses	1,571	1,389	2,960
Sales and marketing expenses	39	154	193
General and administrative expenses	(186)	1,964	1,778

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	62,739	(46,323)	16,416
Share-based compensation expenses	1,163	3,752	4,915
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Non-GAAP operating income (loss)	72,852	(37,981)	34,871
Net income (loss)	63,279	(7,325)	55,954
Share-based compensation expenses	1,163	3,752	4,915
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Gain on fair value change of investments	(5,466)	(3,815)	(9,281)
Income tax effects on non-GAAP adjustments	(778)	(796)	(1,574)
Reconciling items on the share of equity method investments	-	(6,167)	(6,167)
Non-GAAP net income (loss)	67,148	(9,761)	57,387

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	439,394	20,336	-	459,730
Others	67,760	38,024	(386)	105,398
Total net revenues	507,154	58,360	(386)	565,128
Cost of revenues(2)	(327,735)	(38,530)	76	(366,189)
Gross profit	179,419	19,830	(310)	198,939
Operating expenses(2)
Research and development expenses	(42,715)	(27,370)	229	(69,856)
Sales and marketing expenses	(66,720)	(21,435)	23	(88,132)
General and administrative expenses	(12,180)	(28,564)	58	(40,686)
Total operating expenses	(121,615)	(77,369)	310	(198,674)
Gain on disposal of subsidiary	-	1,643	-	1,643
Other income	177	184	-	361
Operating income (loss)	57,981	(55,712)	-	2,269
Interest expenses	(1,475)	(1,400)	1,011	(1,864)
Interest income and investment income	15,256	32,457	(1,011)	46,702
Foreign currency exchange gains, net	1,005	120	-	1,125
(Loss) gain on fair value change of investments	(2,610)	1,991	-	(619)
Income (loss) before income tax (expenses) benefits	70,157	(22,544)	-	47,613
Income tax (expenses) benefits	(5,575)	2,947	-	(2,628)
Income (loss) before share of income in equity method investments, net of income taxes	64,582	(19,597)	-	44,985
Share of income in equity method investments, net of income taxes	-	2,805	-	2,805
Net income (loss)	64,582	(16,792)	-	47,790

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	446	332	778
Research and development expenses	1,543	1,739	3,282
Sales and marketing expenses	45	63	108
General and administrative expenses	408	1,775	2,183

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	57,981	(55,712)	2,269
Share-based compensation expenses	2,442	3,909	6,351
Amortization of intangible assets from business acquisitions	8,950	4,640	13,590
Impairment of investments	-	9,386	9,386
Gain on disposal of subsidiary	-	(1,643)	(1,643)
Non-GAAP operating income (loss)	69,373	(39,420)	29,953
Net income (loss)	64,582	(16,792)	47,790
Share-based compensation expenses	2,442	3,909	6,351
Amortization of intangible assets from business acquisitions	8,950	4,640	13,590
Impairment of investments	-	9,386	9,386
Gain on disposal of subsidiary	-	(1,643)	(1,643)
Loss (gain) on fair value change of investments	2,610	(1,991)	619
Interest expenses related to the convertible bonds’ amortization to face value	-	198	198
Income tax effects on non-GAAP adjustments	(778)	(1,105)	(1,883)
Reconciling items on the share of equity method investments	-	(3,700)	(3,700)
Non-GAAP net income (loss)	77,806	(7,098)	70,708

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	468,577	27,224	-	495,801
Others	25,486	46,241	(459)	71,268
Total net revenues	494,063	73,465	(459)	567,069
Cost of revenues(2)	(299,231)	(58,785)	102	(357,914)
Gross profit	194,832	14,680	(357)	209,155
Operating expenses(2)
Research and development expenses	(39,684)	(32,191)	267	(71,608)
Sales and marketing expenses	(75,715)	(16,828)	28	(92,515)
General and administrative expenses	(11,297)	(15,904)	62	(27,139)
Total operating expenses	(126,696)	(64,923)	357	(191,262)
Loss on deconsolidation and disposal of subsidiaries	-	(6,177)	-	(6,177)
Other income (expenses)	373	(40)	-	333
Operating income (loss)	68,509	(56,460)	-	12,049
Interest expenses	(1,768)	(1,667)	1,296	(2,139)
Interest income and investment income	11,158	37,468	(1,296)	47,330
Foreign currency exchange losses, net	(4,349)	(794)	-	(5,143)
Loss on disposal and deemed disposal of investments	-	(2,673)	-	(2,673)
Gain on fair value change of investments	312	6,800	-	7,112
Income (loss) before income tax (expenses) benefits	73,862	(17,326)	-	56,536
Income tax (expenses) benefits	(3,626)	625	-	(3,001)
Income (loss) before share of income in equity method investments, net of income taxes	70,236	(16,701)	-	53,535
Share of income in equity method investments, net of income taxes	-	11,545	-	11,545
Net income (loss)	70,236	(5,156)	-	65,080

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	406	87	493
Research and development expenses	1,752	2,356	4,108
Sales and marketing expenses	37	73	110
General and administrative expenses	20	1,566	1,586

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	68,509	(56,460)	12,049
Share-based compensation expenses	2,215	4,082	6,297
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on deconsolidation and disposal of subsidiaries	-	6,177	6,177
Non-GAAP operating income (loss)	81,949	(41,536)	40,413
Net income (loss)	70,236	(5,156)	65,080
Share-based compensation expenses	2,215	4,082	6,297
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on deconsolidation and disposal of subsidiaries	-	6,177	6,177
Loss on disposal and deemed disposal of investments	-	2,673	2,673
Gain on fair value change of investments	(312)	(6,800)	(7,112)
Interest expenses related to the convertible bonds’ amortization to face value	-	238	238
Income tax effects on non-GAAP adjustments	(1,415)	(2,655)	(4,070)
Reconciling items on the share of equity method investments	-	(10,521)	(10,521)
Non-GAAP net income (loss)	81,949	(7,297)	74,652